                                                               Exhibit (a)(1)(H)


November __, 2001

To Sequenom Optionholder:

In response to a comment received from the Securities and Exchange Commission, we have revised the Election Form that we will be using in connection with our Stock Option Exchange Program (the "Offer"). If you have not already submitted an Election Form and wish to participate in the Offer, you must complete and deliver the attached revised Election Form. If you have already submitted an Election Form, the Company will provide you with a photocopy of your completed form and hereby requests that you submit a revised Election Form. All revised Election Forms must be delivered by November 30, 2001 at 12:00 midnight, U.S. Pacific Standard Time, to Sequenom, Attention: Theresa Lee, 3595 John Hopkins Court, San Diego, CA 92121. The revised Election Form may be delivered via personal delivery, interoffice mail or facsimile at (858) 202-9031. Please visit the Sequenom Intranet web site located at the following link:
(http://sdweb/depts/finance/options.html) to obtain a copy of the revised
 ---------------------------------------
Election Form or any of the other documents related to the Offer.

Please note that all references to the Election Form in the Offer to Exchange and Summary Term Sheet now refer to the revised Election Form you are being provided with and not the Election Form you previously received.

Please feel free to contact Theresa Lee at tlee@sequenom.com or at (858)
                                           -----------------
202-9024 for further assistance.